Exhibit 12.1

WESTLAKE CHEMICAL CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	For the six months ended June 30, 2013	For the years ended December 31,
		2012	2011	2010	2009	2008
Earnings
Income (Loss) before Income Taxes	$421,082	$585,169	$401,432	$342,960	$78,753	$(58,022)
Fixed Charges	22,745	52,269	53,298	42,051	36,541	38,109
Amortization of Capitalized Interest	—	—	—	—	—	—
Equity Investee Distributions	2,482	4,449	2,463	—	—	—
Capitalized Interest	(10,392)	(7,706)	(693)	(22)	(123)	(3,198)
Equity Investment (Income) Loss	(1,113)	(1,444)	(2,890)	(2,212)	(3,818)	(621)

Total Earnings Available for Fixed Charges	$434,804	$632,737	$453,610	$382,777	$111,353	$(23,732)

Fixed Charges
Interest Expense	$11,624	$43,049	$50,922	$39,875	$34,957	$33,957
Capitalized Interest	10,392	7,706	693	22	123	3,198
Amortization of Debt Issue Costs	729	1,514	1,683	2,154	1,461	954
Portion of Rentals	0	0	0	0	0	0

Total Fixed Charges	$22,745	$52,269	$53,298	$42,051	$36,541	$38,109

Ratio of Earnings to Fixed Charges	19.1	12.1	8.5	9.1	3.0	— (1)

(1)	Earnings for 2008 were insufficient to cover fixed charges by $61.8 million.